

April 8, 2013

<u>Via E-mail</u>
Christopher Ellerbeck
President
NEF Enterprises, Inc.
6800 SW 40th Street #213
Miami, FL 33155

> **Re: NEF Enterprises, Inc.**
> **Amendment 1 to Registration Statement on Form S-1**
> **Filed March 26, 2013**
> **File No. 333-186478**

Dear Mr. Ellerbeck:

        We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Summary of Prospectus, page 3</u>

<u>General Information about Our Company, page 3</u>

1. We note your response to comment six in our letter dated March 7, 2013. Please make conforming revisions to your disclosure under this subject heading.

<u>The Offering, page 5</u>

2. We note your revisions in response to comment 12 in our letter dated March 7, 2013. Please make a similar conforming revision on page 5 of your registration statement.

Use of Proceeds, page 16

3. We note you have added a column to your Use of Proceeds table to reflect the allocation of gross aggregate proceeds if 75% of the offered securities are sold. Please make conforming revisions to the text in the paragraph preceding the table.

Dilution, page 18

4. Your response to comment 11 in our letter dated March 7, 2013 states that you updated your dilution presentation and revised it accordingly. Please revise the information provided about dilution to new investors in the offering to be presented as of the date of the most recent balance sheet included in your filing. Furthermore, as previously requested, please provide us with your calculations for the amounts seen in this table.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

5. We note the disclosure you added in response to comment 14 in our letter dated March 7, 2013. Your discussion of the increase in your revenues for the three and six months ended November 31, 2012 has been attributed to growth in your customer base. To make this explanation more meaningful, please quantify the growth in your customer base.

6. We note that you generate revenue through independent contractors who deliver your services. Please tell us why the direct costs of generating your revenue are not presented as cost of sales, both here and in your financial statements. As necessary, please revise your analysis of results to clarify why expenses classified as cost of sales increased and why expenses classified as selling, general and administrative expenses increased.

7. Please revise your analysis of results to comply with Item 303(b) of Regulation S-K. In this regard, since you provide financial statements for interim periods, you must also provide an analysis of results for those interim periods.

Undertakings, page 63

8. We note your response to comment 19 in our letter dated March 7, 2013. As previously requested, please revise the undertaking you identify as (4)(v) accordingly.

　　　　You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797 or Dietrich A. King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　/s/ Dietrich A. King for

　　　　　　　　　　　　　　　　　　Mara L. Ransom
　　　　　　　　　　　　　　　　　　Assistant Director

cc:　　James B. Parsons
　　　　Parsons/Burnett/Bjordahl/Hume, LLP